EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions except ratio)

Six Months Ended July 3, 2004
Fixed charges:
Interest expense	$54
Estimated interest portion of rents	17
Total fixed charges	$71

Income:
Income from operations before income taxes	$209
Fixed charges	71
Adjusted income	$280

Ratio of income to fixed charges	3.94